Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

August 14, 2014

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathy Chuko

RE:	FlexShares® Trust (811-22555)
Sarbanes-Oxley Review

Dear Ms. Chuko:

The following responds to the SEC Staff’s comments that you provided by telephone on July 16, 2014 regarding the review of the N-CSR and N-SAR filed by FlexShares Trust (the “Trust) for its fiscal year ended October 31, 2013.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response.

N-CSR

1. Comment: In the line graph included in Management’s Discussion of Fund Performance (MDFP) for each of the FlexShares Morningstar Emerging Markets Factor Tilt Index Fund and FlexShares Morningstar Developed Markets ex-US Factor Tilt Index Fund, Fund performance is higher relative to the index in October 2012. Please provide an explanation for this.

Response: Fund performance based on net asset value was consistent with the performance of each Fund’s respective index as measured using end-of-month values for October 2012. However, performance based on the end-of-month market price was higher relative to the index at that particular time. As disclosed in the MDFP, market price is determined by the midpoint of the bid/ask at 4:00 p.m. Eastern Time. Accordingly, the line graph reflects a market price that is relatively higher than the index value and the net asset value of the Fund on October 31, 2012. Please note that the each Fund commenced operations on September 25, 2012.

2. Comment: In the MDFP for each of the six Quality Dividend Index Funds, two index comparisons are provided. For all of the other funds, only one index is provided for comparison. Please provide an explanation.

Response: The six Quality Dividend Index Funds track an index that is administered by an affiliated index provider. The other index funds included in the annual report track indexes administered by unaffiliated index providers. Pursuant to Instruction 5 of Item 27(b) of Form N-1A, a fund is required to show the returns of a broad-based securities market index that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used. As a result, the six Quality Dividend Index Funds include the returns of an unaffiliated index in addition to the returns of the Northern Trust index.

3. Comment: In the Statement of Assets and Liabilities for the FlexShares Morningstar Global Upstream Natural Resources Index Fund, there is a receivable from the Fund’s investment adviser. If the receivable represents something other than trustee fees and other reimbursed expenses, please provide an explanation and the date it was settled.

Response: The receivable from the Fund’s investment adviser represents reimbursement of trustee fees and other expenses only.

N-SAR

4. Comment: There are no exhibits filed in response to Item 77Q1. Please confirm that this is correct.

Response: This is correct. The exhibits that are required to be included in response to Item 77Q1 were incorporated by reference in the N-SAR to exhibits previously filed.

Regards,

/s/ Veena K. Jain
Veena K. Jain

Copy to:	Peter K. Ewing
Craig R. Carberry
Diana E. McCarthy

FLEXSHARES TRUST

50 South LaSalle Street

Chicago, Illinois 60603

August 14, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kathy Chuko

Re:	FlexShares® Trust (811-22555)
Sarbanes-Oxley Review

Dear Ms. Chuko:

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Forms N-CSR and N-SAR for the fiscal year ended October 31, 2013. The Trust further acknowledges that staff comments may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

FlexShares Trust

By:	/s/ Peter K. Ewing
Peter K. Ewing Vice President